[Lucas Energy, Inc. Letterhead]

June 17, 2016

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attn:	Mr. H. Roger Schwall
Ms. Anuja A. Majmudar
Mr. Ethan Horowitz
Ms. Diane Fritz
Mr. John Hodgin

Re:	Lucas Energy, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed May 25, 2016
File No. 001-32508

Ladies and Gentlemen:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 7, 2016 (the “Second SEC Comment Letter”) regarding the Preliminary Proxy Statement on Schedule 14A filed by Lucas Energy, Inc. (the “Company”) on April 15, 2015 (the “Proxy Statement”) and the above-referenced Amendment No. 1 to the Proxy Statement (the “First Amendment”). Concurrently herewith, we are filing with the Commission by Edgar transmission Amendment No. 2 to the Proxy Statement (the “Second Amendment”). To aid in your review, we also have enclosed with this letter a copy of the Second Amendment which is marked to indicate all of the changes from the First Amendment which was filed with the Commission on May 25, 2016.

The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the Second SEC Comment Letter and to update information since the filing of the First Amendment. The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the Second SEC Comment Letter. Page references in the text of the response correspond to the pages of the Second Amendment. Capitalized terms not otherwise defined herein have the meaning given to them in the Second Amendment.

General

1.	Based upon your response to prior comment 1 as well as existing disclosure in the proxy statement, it appears that the ultimate impact of the proposals will be to increase your total shares outstanding of 1,625,225 shares by 37,398,516 shares. We also note that this is based upon certain assumptions regarding the interest rate, conversion premium and stock price and that the actual number of shares may be greater. Provide this information in the forepart of your proxy statement.

Securities and Exchange Commission

June 17, 2016

Response to Comment No. 1:

The Company notes the Staff’s Comment, and has amended the Proxy Statement to provide the requested information. Please see page 2 of the Second Amendment for this additional disclosure.

Letter to Stockholders

2.	Given the conversion terms (at a discount to market price) and number of shares issuable under the Securities Purchase Agreement and the Line of Credit Agreement and their potential impact upon the number of shares outstanding and price of your common stock, expand your disclosure to explain why the Board felt it appropriate to enter into those first two agreements.

Response to Comment No. 2:

The Company notes the Staff’s Comment, and has amended the Proxy Statement on the second page of the letter to stockholders included with the Second Amendment.

Unaudited Pro Forma Financial Information, page 66

3.	It does not appear that your pro forma financial statements reflect certain transactions that you have recently entered into (i.e., the agreements described in your proxy such as the Securities Purchase Agreement and the Stock Purchase Agreement). Please tell us how you considered whether pro forma financial information should be presented for these transactions. Refer to Rule 11-01(a) of Regulation S-X.

Response to Comment No. 3:

The Company notes the Staff’s Comment, and has amended the Proxy Statement on pages 67-72 of the Second Amendment to provide the requested information.

Securities and Exchange Commission

June 17, 2016

Note 2 – Pro Forma Combined Supplemental Information on Oil and Gas Producing Activities (Unaudited), page 71

Pro Forma Combined Estimated Quantities of Proved Oil and Gas Reserves (Unaudited), page 71

4.	Expand the tabular disclosure on page 71 to separately provide the net quantities of proved developed and proved undeveloped reserves by individual product type (i.e., crude oil, natural gas, natural gas liquids, and oil equivalents). Refer to FASB ASC 932-235-50-4 and, for additional guidance, refer to the presentation format in the example provided in FASB ASC 932-235-55-2.

 Response to Comment No. 4:

The Company notes the Staff’s Comment, and has amended the Proxy Statement on pages 73-74 of the Second Amendment to provide the requested information.

Note 3 – Purchase Price Allocation, page 73

5.	We note the revised disclosure provided in response to prior comment 5. However, it does not appear that the value of the equity securities to be issued as part of the proposed transaction was updated to use the most recent stock price at the time of filing. Please revise your disclosure accordingly.

Response to Comment No. 5:

The Company notes the Staff’s Comment, and has amended the Proxy Statement on page 75 of the Second Amendment to provide the requested information.

Note 4 – Pro Forma Adjustments, page 74

Reserves, page 75

6.	We have read your response to prior comment 8. We reissue our prior comment as the disclosure in your amendment does not appear to provide the net quantities by reserve category of developed and undeveloped reserves on a disaggregated basis relating to the oil and gas properties to be acquired.

Response to Comment No. 6:

The Company notes the Staff’s Comment, and has amended the Proxy Statement on page 77 and page F-7 of the Second Amendment to provide the requested information.

Securities and Exchange Commission

June 17, 2016

7.	The disclosure on page 75 refers to the estimated discounted future net cash flow before tax expenses (PV-10) related to proved undeveloped reserves. However, the tabular presentation of net reserves provided on page F-7 pertaining to the properties to be acquired is limited to the disclosure of proved developed producing reserves. Please revise your disclosure as necessary to resolve any inconsistencies in the classification and disclosure of proved reserves.

Response to Comment No. 7:

The Company notes the Staff’s Comment, and has amended the Proxy Statement on page 77 and page F-7 of the Second Amendment.

8.	We note your response to prior comment 10, and your disclosure in your beneficial ownership table with respect to the other persons receiving shares pursuant to the transactions other than the acquisition. Please expand your disclosure to indicate the natural person having voting or investment power of the shares held by or to be issued to:

•                     The Ironman funds and partnerships;

•                     Rockwell Capital Partners;

•                     Coyle Manna Management LLC;

•                     DBS Investments;

•                     Azar, MPII & Range A&D Fund, LP;

•                     Saxum Energy, LLC;

•                     Scott Lake Energy, L.P.;

•                     Discover Growth Fund;

•                     Target Alliance London Limited; and

•                     Tex Oak Energy, LLC;

Also, please advise as to why such ownership is determined based on the 15,015,703 shares of common stock expected to be outstanding as a result of the closing of the acquisition rather than a calculation which includes these issuances in the number of outstanding shares.

Response to Comment No. 8:

The Company notes the Staff’s Comment, and has amended the Proxy Statement on pages 114-118 of the Second Amendment to provide the requested information.

* * *

Securities and Exchange Commission

June 17, 2016

Please contact the Company’s counsel, Parker Schweich, Esq. of Dorsey & Whitney LLP, at (714) 800-1400 or Anthony C. Schnur at the Company at (713) 528-1881 if you have any questions with respect to this letter.

Please acknowledge receipt of this letter by file-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope.

Thank you very much for your assistance in this matter.

Very truly yours,

LUCAS ENERGY, INC.

/s/ Anthony C. Schnur

Anthony C. Schnur
Chief Executive Officer

cc:	Parker Schweich, Esq.